

June 12, 2009

By U.S. Mail and Facsimile to: (201) 497-1208

Kevin J. Lynch
President and Chief Executive Officer
Oritani Financial Corp.
370 Pascack Road
Township of Washington, NJ 07676

>   **Re: Oritani Financial Corp.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2008**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **File No. 001-33223**

Dear Mr. Lynch:

We have reviewed the above referenced filings and related materials and your response letter dated May 20, 2009 and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

1.   We have reviewed your response to comment 7 from our letter dated April 17,
        2009. We note that, in the opinion of the Compensation Committee, all bank-
        wide goals were met. However, you still have not disclosed the specific goals.
        For example, tell us what the return on equity and return on assets targets were.
        In addition, we note that the incentive payments were also based on targets such
        as loan portfolio growth and delinquency levels. Tell us specifically what those
        targets were. Confirm that you will disclose your performance targets in future
        filings.

2.   We have reviewed your response to comment 6 from our letter dated April 17,
        2009 which asked for disclosure regarding each element of compensation that you
        compared to peer group data. The table that you propose to add to your
        disclosures covers base salary only. However, it appears that you compared cash
        incentive compensation to the peer group as well. Please expand your proposed
        disclosure to cover incentive compensation, as well as any other applicable
        element of compensation.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 4. Controls and Procedures

3.   We refer you to comment 5 from our letter dated February 27, 2009 and your
        response to that comment contained in your letter dated March 10, 2009. Please
        explain why your disclosure still refers to "significant changes" to your internal
        control over financial reporting. Revise your future filings to be in compliance
        with the requirements of Item 308 of Regulation S-K.

Item 6. Exhibits

4.   We refer you to comment 6 from our letter dated February 27, 2009 and your
        response to that comment contained in your letter dated March 10, 2009. Please
        explain why you have failed to indicate each exhibit that is a management
        contract or compensatory plan or arrangement.

Closing Comments

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Your response letter should key your responses to our

comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3421 with any questions.

Sincerely,

David Lyon
Senior Financial Analyst

cc: (facsimile only)

Marc P. Levy
Luse Gorman Pomerenk & Schick, P.C.